

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 20, 2009

Via U.S. Mail and Fax (408.996.7405)

Mr. Paul F. DePond
Chief Executive Officer
Notify Technology Corporation
1054 S. De Anza Blvd.
Suite 105
San Jose, CA 95129

   RE: **Notify Technology Corporation**
      Form 10-K for the Fiscal Year Ended September 30, 2008
      Form 10-Q for the Fiscal Quarter Ended December 31, 2008
      File No. 000-23025

Dear Mr. DePond:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           Larry Spirgel
           Assistant Director

cc: Cathy Gawne
   Hopkins & Carley
   Fax: 408.998.4790